UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 12, 2023
VALLON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)
100 N. 18th Street, Suite 300
Philadelphia, PA 19103
(Address of principal executive offices and zip code)
(267) 607-8255
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	VLON	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.
On April 12, 2023, the virtual Special Meeting of stockholders (the “Special Meeting”) of Vallon Pharmaceuticals, Inc. (“Vallon”) to consider the proposals set forth in Vallon's proxy statement/prospectus/information statement dated March 8, 2023, which was supplemented by the prospectus supplements filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2023 and April 7, 2023 (together, the “Prospectus”), including the proposal to approve the issuance of shares of Vallon common stock pursuant to the Agreement and Plan of Merger, dated as of December 13, 2022 and amended on February 17, 2023, by and among Vallon, GRI Bio, Inc., and Vallon Merger Sub, Inc., was convened and adjourned, without any business being conducted other than the adjournment, to provide Vallon’s stockholders additional time to consider the proposals. The virtual Special Meeting will be reconvened at 9:00 a.m. Eastern Standard Time on April 20, 2023, through live audio webcast of the meeting, as described in the proxy card or in the instructions that accompanied the proxy materials to Vallon's stockholders. There was no change to the record date of March 6, 2023.

Item 8.01 Other Events.
On April 12, 2023, Vallon issued a press release announcing the adjournment of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued by Vallon Pharmaceuticals, Inc., dated April 12, 2023.
______
Important Additional Information
In connection with the proposed Merger between Vallon and GRI, Vallon previously filed the Prospectus with the SEC, which base Prospectus had been previously filed, along with certain other related documents, in preliminary form in a registration statement on Form S-4 (the “Registration Statement”), which Prospectus constituted both the proxy statement to be distributed to Vallon’s stockholders in connection with Vallon’s solicitation of proxies for the vote by Vallon’s stockholders with respect to the Merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Vallon to be issued in the Merger. This Form 8-K is not a substitute for the Registration Statement, the Prospectus, or any other documents that Vallon has filed or may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, VALLON URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VALLON, THE PROPOSED TRANSACTIONS, AND RELATED MATTERS.
You may obtain free copies of the Registration Statement, Prospectus, and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Investors and stockholders are urged to read the Registration Statement, Prospectus, and the other relevant materials before making any voting or investment decision with respect to the proposed transactions.
Participants in the Solicitation
Vallon and GRI, and each of their respective directors and executive officers and certain of their other members of management, employees, and agents, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information about Vallon’s directors and executive officers is included in Vallon’s filings with the SEC, including Vallon’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed with the SEC on February 24, 2023) and the Prospectus. These documents can be obtained free of charge from the source indicated above.
No Offer or Solicitation
This Form 8-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This Form 8-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include uncertainties relating to the other risks detailed from time to time in Vallon’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on Vallon’s current expectations and assumptions and speak only as of the date of this Form 8-K. Vallon does not intend to revise or update any forward-looking statement in this Form 8-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 12, 2023	VALLON PHARMACEUTICALS, INC.
By: /s/ Leanne Kelly
Leanne Kelly
Chief Financial Officer